March 5, 2021

Raymond Be

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Mr. Be:

On December 15, 2020, Advisers Investment Trust (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 92 (the “Amendment”) to the Trust’s Registration Statement under the Securities Act of 1933 (the “1933 Act”). The Amendment was filed pursuant to Rule 485(a)(1) under the 1933 Act to register the State Farm Growth Fund, State Farm Balanced Fund, State Farm Interim Fund and State Farm Municipal Bond Fund (each a “Fund” and collectively, the “Funds”), each a new series of the Trust. On February 2, 2021, you provided oral comments. The following is a summary of our understanding of your comments and responses from the Trust.

General

1.

Comment: Please file a correspondence via EDGAR responding to these comments at least five business days prior to filing a post-effective amendment under Rule 485(b). Please also provide the staff with a copy of the Rule 485(b) filing redlined to show changes from the 485(a) filing.

Response: The Registrant will file an EDGAR correspondence responding to these comments at least five business days prior to filing a post-effective amendment under Rule 485(b) and will provide the staff with a redlined copy of the Rule 485(b) filing.

2.

Comment: Please confirm supplementally that the Registrant will not make sales using any prospectus included in the Amendment until after the closing of the merger transaction with the predecessor funds.

Response: The Registrant confirms that it will not make sales using any prospectus included in the Amendment until after the closing of the merger transaction with the predecessor funds.

Fee Tables

3.	Comment: Please provide supplementally a completed fee table.

Response: The complete fee tables for each Fund are included below.

THOMPSON HINE LLP	41 South High Street	www.ThompsonHine.com
ATTORNEYS AT LAW	Suite 1700	O: 614.469.3200
	Columbus, Ohio 43215-6101	F: 614.469.3361

March 5, 2021

State Farm Growth Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(Fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Redemption fee (as a percentage of amount redeemed)	None
Exchange fee	None
Maximum account fee	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.10%
Other expenses[1]	0.06%
Total annual fund operating expenses	0.16%
Fee Waivers and Reimbursements [2]	(0.04)%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.12%

[1]	Expenses are based on estimated amounts for the current fiscal year.
[2]

State Farm Investment Management Corp. (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.12% until January 28, 2025. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

March 5, 2021

State Farm Balanced Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(Fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Redemption fee (as a percentage of amount redeemed)	None
Exchange fee	None
Maximum account fee	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.11%
Other expenses[1]	0.07%
Total annual fund operating expenses	0.18%
Fee Waivers and Reimbursements [2]	(0.04)%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.14%

[1]	Expenses are based on estimated amounts for the current fiscal year.
[2]

State Farm Investment Management Corp. (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.14% until January 28, 2025. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

March 5, 2021

State Farm Interim Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(Fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Redemption fee (as a percentage of amount redeemed)	None
Exchange fee	None
Maximum account fee	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.12%
Other expenses[1]	0.10%
Total annual fund operating expenses	0.22%
Fee Waivers and Reimbursements [2]	(0.06)%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.16%

[1]	Expenses are based on estimated amounts for the current fiscal year.
[2]

State Farm Investment Management Corp. (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.16% until January 28, 2025. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

March 5, 2021

State Farm Municipal Bond Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(Fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Redemption fee (as a percentage of amount redeemed)	None
Exchange fee	None
Maximum account fee	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.11%
Other expenses[1]	0.07%
Total annual fund operating expenses	0.18%
Fee Waivers and Reimbursements [2]	(0.02)%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.16%

[1]	Expenses are based on estimated amounts for the current fiscal year.
[2]

State Farm Investment Management Corp. (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.16% until January 28, 2025. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

4.	Comment: Please disclose supplementally how Other Expenses were calculated and determined to be a reasonable estimate for the current fiscal year.

Response: Based on the operating model of the Funds, Other Expenses were calculated and determined based on estimated service provider fees, filing fees, legal fees, audit fees, insurance coverage, and Trustee fees.

March 5, 2021

Principal Investment Strategy – State Farm Growth Fund

5.

Comment: The second to last sentence in the first paragraph states that the Fund’s investments include but are not limited to “large- and mid-capitalization equity securities.” Please define large- and mid-capitalization companies.

Response: The Registrant has revised the Prospectus disclosure referenced in the comment as follows:

Although there is no restriction on the size of the companies in which the Fund invests, ordinarily most of the Fund’s investments include but are not limited to large-capitalization (unadjusted market cap of $9.8 billion or greater) and mid-capitalization (unadjusted market cap of $3.2 billion to $9.8 billion) equity securities, as defined by S&P Dow Jones Indices at the time of investment. Equity securities include common stocks and other income-producing equity securities. The S&P Dow Jones Indices market capitalizations noted above are as of February 26, 2021.

6.

Comment: Please consider briefly discussing any parameters or caps (e.g., limitations applicable to sectors, industries, etc.) applied by State Farm Investment Management Corp. (the “Adviser”) when selecting investments for the Fund.

Response: The Registrant has revised the Prospectus disclosure referenced in the comment as follows:

While the Fund seeks to maintain sector weights within 3% to 5% of each sector’s weight in the Fund’s benchmark index, in making investment decisions on specific securities, the Sub-Adviser uses statistical modeling and research to look for companies with one or more of the following characteristics:

•	Strong profitability within their sector (quality).

•	Strong cash flows within their sector (quality).

•

Strong management efficiency (quality), meaning companies that are judicious users of capital and that do not exhibit excessive capital deployment (e.g., as measured by stock issuance, capital expenditures, and leverage ratios) relative to peers.

•	The ability to lower the volatility of the Fund (lower volatility).

7.	Comment: Please consider briefly discussing how the Adviser decides to which sectors to allocate assets.

Response: The Registrant believes that the response to comment 6 above addresses this comment.

March 5, 2021

8.	Comment: Please briefly disclose how the Adviser analyzes “strong management efficiency”.

Response: The Sub-Adviser believes companies possessing strong management efficiency tend to exhibit judicious use of capital, meaning they tend to avoid excessive stock issuance, excessive capital expenditures and excessive use of leverage, relative to their peers. The Sub-Adviser examines certain metrics (e.g., stock issuance, capital expenditures, leverage ratios) commonly available on publicly traded companies and applies statistical modeling and research techniques to identify companies exhibiting “strong management efficiency” relative to their peers.

In assessing strong management efficiency (quality), NTI uses a proprietary quantitative ranking that is designed to provide exposure to quality characteristics. Beginning with a broad universe of liquid securities, NTI applies the proprietary quality score, which focuses on companies that are judicious users of capital and that do not exhibit excessive capital deployment. NTI then optimizes the remaining universe of securities for the appropriate quality and diversification goals. NTI also performs a risk management analysis in which risk exposures are measured and managed at the security, sector and portfolio levels.

The Registrant has revised the Prospectus disclosure referenced in the comment as follows:

While the Fund seeks to maintain sector weights within 3% to 5% of each sector’s weight in the Fund’s benchmark index, in making investment decisions on specific securities, the Sub-Adviser uses statistical modeling and research to look for companies with one or more of the following characteristics:

•	Strong profitability within their sector (quality).

•	Strong cash flows within their sector (quality).

•

Strong management efficiency (quality), meaning companies that are judicious users of capital and that do not exhibit excessive capital deployment (e.g., as measured by stock issuance, capital expenditures, and leverage ratios) relative to peers.

•	The ability to lower the volatility of the Fund (lower volatility).

In assessing strong management efficiency (quality), NTI uses a proprietary quantitative ranking that is designed to provide exposure to quality characteristics. Beginning with a broad universe of liquid securities, NTI applies the proprietary quality score, which focuses on companies that are judicious users of capital and that do not exhibit excessive capital deployment. NTI then optimizes the remaining universe of securities for the appropriate quality and diversification goals. NTI also performs a risk management analysis in which risk exposures are measured and managed at the security, sector and portfolio levels.

March 5, 2021

Principal Investment Strategy – State Farm Balanced Fund

9.	Comment: In the fourth paragraph under Principal Investment Strategy please explain what “duration” means and disclose the duration of the index as of a specific date.

Response: The Registrant will add an explanation of the meaning of “duration” and will disclose the duration of the Fund’s index as of December 31, 2020 in the fourth paragraph under Principal Investment Strategy.

10.	Comment: Briefly address how the Adviser determines the allocation between equity and fixed income securities.

Response: The Balanced Fund offers investors a mix of equity and fixed income exposures. In general, across the mutual fund industry, balanced funds of this type tend to feature equity exposures ranging from 60-70% and fixed income exposures ranging from 30-40%. The Adviser has established the desired allocation of investing 65% of the Fund’s total assets in equity securities and 35% in fixed income securities based upon an analysis of similar funds and a determination that such split is appropriate for investors seeking the Fund’s balanced approach to equity and fixed income exposures. Additionally, the existing Balanced Fund has generally maintained a 65% equity, 35% fixed income allocation over time. The Sub-Adviser will rebalance the allocation between equity and fixed income securities on a periodic basis.

*            *              *            *            *

If you have any questions concerning this request, please contact the undersigned at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	Barbara Nelligan

Toni Bugni

Rodney Ruehle

4829-1877-9098.4